SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

1 Angel Court,

London EC2R 7AG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc Notice of Annual General Meeting and explanation of businessto be held on 14 May 2025 This document is important and requires your immediate attention.This document, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company.The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading. A Chinese translation of this document is available on the Company’s website or, on request, from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.If you are in any doubt as to any aspect of the proposals in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser. If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document (but not the enclosed Form of Proxy) as soon as possible to the purchaser or transferee, or to the person through whom the sale or transfer was made, for transmission to the purchaser or transferee.Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.HK Stock Code: 2378; SGX Stock Code: K6S

Dear Shareholder,I am pleased to write to you with details of this year’s Annual General Meeting (the ‘Meeting’) of Prudential plc (the ‘Company’).This year’s Meeting will again be held in hybrid form. The physical meeting will take place at the new agency offices opened by our Hong Kong business last year, which provide a modern and accessible option. Shareholders will also be able to join and participate in the Meeting electronically via the Lumi platform.The Meeting will be held at 4.30pm Hong Kong/Singapore time (9.30am London time) on Wednesday, 14 May 2025. The physical meeting will be held at AIRSIDE, 2 Concorde Road, Kai Tak, Kowloon, Hong Kong. A step-by-step guide on how to join the Meeting online, ask questions and vote can be found on pages 18 and 19.Shareholders attending the Meeting will receive a small corporate souvenir. Light refreshments will be offered at the venue. Shareholder engagement and questions The Meeting is an important event in the Company’s corporate calendar and provides a valuable opportunity for shareholders to engage directly with the Board, whether in person or online, via the Lumi platform. The Meeting will be conducted in English and a simultaneous Cantonese interpretation will be provided.In addition to the opportunity to ask questions during the Meeting, shareholders may also submit questions in advance of the Meeting by email to secretariat@prudentialplc.com.When submitting questions via email, shareholders are kindly requested to include their shareholder reference number. We will consider all questions received and endeavour to provide answers during the Meeting where appropriate.Should shareholders wish to follow up on any responses provided to questions asked at the Meeting, they are encouraged to do so by emailing secretariat@prudentialplc.com.VotingAll shareholders are encouraged to vote either in advance or on the day of the Meeting. Votes can be cast:1. in person, at the Meeting;2. via the Lumi platform (available on the day of the Meeting); 3. via Computershare’s website; 4. by completing and returning a paper ‘Form of Proxy’; or5. if you are an institutional investor, you may be able to appoint a proxy electronically via CREST or the Proxymity platform.Shareholders holding their shares via a bank or broker should contact the bank or broker directly. As in previous years, I intend to call a poll on each resolution put to the Meeting. This will ensure that we are able to engage with the greatest number of shareholders by including the votes cast by shareholders who choose to vote ahead of the Meeting. Notice and Annual Report The formal Notice of Meeting (the ‘Notice’) together with the explanatory notes are set out on pages 2 to 13. This Notice is provided to shareholders on the UK register or the Hong Kong register, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited (‘CDP’) in Singapore.Should you wish to view the 2024 Annual Report or this Notice online, they are available on our website at www.prudentialplc.com. Dividend The Company pays all dividends as interim dividends. Interim dividends do not require shareholder approval and no resolution on a dividend payment is included in the Notice. On 20 March 2025 Hong Kong/Singapore time, the Company announced a dividend of 16.29 US cents per share.Shareholders on the UK and Hong Kong registers will continue to receive their dividend payments in pounds sterling or Hong Kong dollars respectively unless they have elected to receive US dollars. The dividend rate in pounds sterling and Hong Kong dollars will be announced on or around 28 April 2025. A scrip dividend alternative offering new shares on the Hong Kong line is also available. In addition, shareholders on the UK register are able to participate in the Dividend Reinvestment Plan (DRIP). The DRIP allows shareholders to reinvest their dividend in the purchase of Prudential shares in the market instead of receiving cash. Details of the Company’s dividends, including currency election options and payment dates, can be found on our website at www.prudentialplc.com/en/investors/shareholder-information/dividend/cash-dividend and on page 21. Details of the scrip dividend are available on our website at www.prudentialplc.com/ en/investors/shareholder-information/dividend/scrip-dividend and details of the DRIP can be accessed at www.prudentialplc.com/en/ investors/shareholder-information/dividend/dividend-reinvestment-plan. RecommendationThe Directors consider that all resolutions set out in this Notice to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders vote in favour of all proposed resolutions. The Directors intend to vote, in respect of their own beneficial shareholdings, in favour of all proposed resolutions (with the exception of resolution 17, as in accordance with Rule 7.19A(1) of the Hong Kong Listing Rules (‘HKLR’), the Chair, the Executive Director and their respective associates will abstain from voting on resolution 17 for the reasons set out on page 10 of this Notice).Yours sincerely Shriti VaderaChair9 April 2025

Notice of Annual General Meeting and explanatory notes

Notice is hereby given that the 2025 Annual General Meeting of Prudential plc will be held on Wednesday, 14 May 2025 at 4.30pm Hong Kong/Singapore time (9.30am London time) at AIRSIDE, 2 Concorde Road, Kai Tak, Kowloon, Hong Kong and simultaneously online, via the Lumi platform. Shareholders will be asked to consider and, if thought fit, pass the resolutions set out below.

Resolutions 1 to 18 (inclusive) will be proposed as ordinary resolutions; resolutions 19 to 22 will be proposed as special resolutions. For each ordinary resolution to be passed, more than half of the votes cast must be in favour of the resolution. For each special resolution to be passed, at least three-quarters of the votes cast must be in favour of the resolution.

Annual report and accounts

Resolution 1.

To receive and consider the Accounts for the financial year ended 31 December 2024 together with the Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditor's Report on those Accounts (the '2024 Annual Report').

Explanatory notes

The formal business of the Meeting will begin with a resolution to lay before shareholders the 2024 Annual Report. Shareholders will have the opportunity to put questions about the 2024 Annual Report and other business to be conducted at the Meeting to the Directors before this resolution is voted on.

The 2024 Annual Report is available to view on the Company's website www.prudentialplc.com

Directors' Remuneration Report

Resolution 2.

To approve the Directors' Remuneration Report for the year ended 31 December 2024.

Explanatory notes

As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors' Remuneration Report for the year ended 31 December 2024.

The Directors' Remuneration Report is set out in full on pages 204 to 229 of the 2024 Annual Report. The 2024 Annual Report is available to view on the Company's website www.prudentialplc.com

The full version of the current Directors' Remuneration Policy, approved by shareholders on 25 May 2023, is also available on the Company's website www.prudentialplc.com

Re-election of Directors

Explanatory notes

In accordance with Provision 18 of the UK Corporate Governance Code, all Directors other than those retiring at the conclusion of the Meeting will offer themselves for re-election.

All Directors in office during 2024 were subject to a formal and rigorous performance evaluation. The Board considers that each of the Directors continues to discharge their duties and responsibilities effectively, demonstrates commitment to their role, and continues to make a strong contribution to the work of the Board and to the long-term sustainable success of the Company. Each Director brings valuable skills and experience to the Board and its Committees, and their individual contribution to Prudential is detailed in their biographies. The Board has determined that each Non-executive Director (with the exception of the Chair, whose independence is only assessed on appointment) continues to be independent and that there are no circumstances likely to impair their judgement in relation to Prudential Board matters.

When considering the independence of the Non-executive Directors, the Board took into account that both Jeremy Anderson and Jeanette Wong serve as non-executive directors of UBS Group AG and that Chua Sock Koong and Jeanette Wong serve as members of the Singapore Securities Industry Council. The Board has determined that these relationships do not affect the independence of those Non-executive Directors. Based on their contributions to Board discussions to date, the Board is confident that they can be expected to continue to demonstrate objectivity and independence of judgement.

Each independent Non-executive Director has confirmed their independence under the criteria set out in Rule 3.13 of the Hong Kong Listing Rules.

The Board, supported by the work carried out by the Nomination & Governance Committee, is actively engaged in an ongoing cycle of succession planning to support the Company's strategic objectives and is satisfied that it continues to maintain an appropriate level of diversity and balance of skills and experience. All Directors standing for re-election are recommended by the Nomination & Governance Committee. More detailed information about the activities of the Nomination & Governance Committee in 2024 can be found in the 2024 Annual Report.

The Board recommends that shareholders approve the re-election of all Directors standing for re-election.

2 Prudential plc Notice of Annual General Meeting 2025

Annual re-election of Directors

Committee membership

A Audit · N Nomination and Governance · Re Remuneration · Ri Risk · S Sustainability · ● Committee Chair

Resolution 3. To re-elect Shriti Vadera as a Director of the Company.



Shriti Vadera (Age: 62)

Chair of the Board

N Re

Appointed to the Board:
May 2020
(Chair since January 2021)

Shriti was Chair of Santander UK Group Holdings, Senior Independent Director at BHP and a Non-executive Director of Astra Zeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments.

From 2007 to 2009, Shriti was a minister in the UK Government, serving in the Cabinet Office, Business Department and International Development Department. She led on the UK Government's response to the global financial crisis and its Presidency of the G20. From 1999 to 2007 she was a member of HM Treasury's Council of Economic Advisers. Shriti's career began with 15 years in investment banking with SG Warburg/UBS, where she had a strong focus on emerging markets.

Shriti holds a Bachelor's degree in Philosophy, Politics and Economics from Oxford University.

Relevant skills and experience for Prudential

- Senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest levels of international negotiations between governments and in multinational organisations.
- Wide-ranging and global experience in economics, public policy and strategy, as well as deep understanding and insight into global and emerging markets and the macro-political and economic environment.

Key appointments

- The Royal Shakespeare Company (Chair)
- Institute of International Finance (Board Member)
- World Bank Private Sector Investment Lab (Chair)

Resolution 4. To re-elect Anil Wadhwani as a Director of the Company.



Anil Wadhwani (Age: 56)

Chief Executive Officer

Appointed to the Board:
February 2023

Prior to joining Prudential, Anil served as President and CEO of Manulife Asia where he successfully grew and transformed its diversified and multi-channel business with significant market share gains in many key markets and made it the company's largest source of core earnings. Prior to this, he spent 25 years with Citi in Asia Pacific, EMEA and the US, in a number of consumer financial services roles.

Anil holds a Master's degree in Management Studies from the Somaiya Institute of Management Studies and a Bachelor's Degree in Commerce from the Narsee Monjee College of Commerce and Economics.

Relevant skills and experience for Prudential

- With more than 30 years of experience in markets around the world, Anil is a global financial leader with significant expertise, particularly in Asia.
- Anil has a proven track record of successful digital transformation, having led the modernisation of technology platforms across 13 markets in Asia in his role at Manulife.

3 Prudential plc Notice of Annual General Meeting 2025

Resolution 5. To re-elect Jeremy Anderson as a Director of the Company.



Jeremy Anderson (Age: 66)

Senior Independent Director

RI A N

Appointed to the Board:
January 2020
(Senior Independent Director since May 2023)

Jeremy was formerly the Chair of Global Financial Services at KPMG International having previously been in charge of its UK financial services practice and held roles including Head of Financial Services at KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG's UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills.

Jeremy was awarded a CBE in 2005 for his services to employment. He holds a Bachelor's degree in Science (Economics) from University College London.

Relevant skills and experience for Prudential

- Substantial leadership experience in financial services in the UK, Asia and the US.
- More than 30 years of experience advising international companies on audit and risk management.

Listed company directorships

- UBS Group AG, including its subsidiary, UBS AG (Senior Independent Director and audit committee Chair)

Other key appointments

- Credit Suisse International (Non-executive Director)
- The Kingham Hill Trust (Trustee)
- The Productivity Group (Non-executive Director)

Resolution 6. To re-elect Arijit Basu as a Director of the Company.



Arijit Basu (Age: 64)

Independent Non-executive Director

A S

Appointed to the Board:
September 2022

Arijit retired as the Managing Director of State Bank of India (SBI) in September 2020 concluding a 40-year career, having joined in 1983. During his career, he held a number of senior positions at the bank, across retail, corporate and international banking, business process re-engineering, IT and risk management. He was Managing Director and Chief Executive Officer of SBI Life Insurance Company (a subsidiary of SBI), one of India's leading life insurers, from 2014 until 2018 and took it public in 2017.

Since his retirement from SBI, Arijit has worked as a consultant, including advising the Life Insurance Corporation of India on its 2022 IPO.

Arijit is a certified associate of the Indian Institute of Bankers. He holds a Master's degree in History and a Bachelor's degree in Economics from the University of Delhi.

Relevant skills and experience for Prudential

- Extensive experience in India's banking and insurance industries spanning nearly 40 years.
- Held high-profile leadership roles and gained broad operational experience from various senior positions within SBI.

Other key appointments

- HDB Financial Services Ltd (Chair)
- Academic Council of the College of Supervisors, RBI (Chair)
- Peerless Hospitex Hospital and Research Center Ltd (Non-executive Director)

4 Prudential plc Notice of Annual General Meeting 2025

Resolution 7. To re-elect Chua Sock Koong as a Director of the Company.



Chua Sock Koong (Age: 67)
Independent Non-executive Director

Re N
Appointed to the Board: May 2021

From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia's leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer. From April 2018 until March 2024, Sock Koong was a Non-executive Director of Cap Vista Pte Ltd and from March 2018 until March 2024, she was a Non-executive Director of the Defence Science and Technology Agency.

Sock Koong is a Fellow Member of the Institute of Singapore Chartered Accountants and a Chartered Financial Analyst. She holds a Bachelor's degree in Accountancy from the University of Singapore.

Relevant skills and experience for Prudential
- More than 30 years' experience working in business leadership and operations with significant experience in the Asia market.
- Significant boardroom experience, having served in several C-suite roles throughout her career.

Listed company directorships
- Bharti Airtel Limited (Non-executive Director)
- Royal Philips NV (Non-executive Director)
- Ayala Corporation (Non-executive Director)

Other key appointments
- Dubai Financial Services Authority (Director)
- Singapore Securities Industry Council (Member)
- The Singapore Public Service Commission (Deputy Chair)
- The Singapore Council of Presidential Advisers (Member)

Resolution 8. To re-elect Ming Lu as a Director of the Company.



Ming Lu (Age: 67)
Independent Non-executive Director

N Re
Appointed to the Board: May 2021

Ming is a Senior Advisory Partner at KKR, having previously been Executive Chairman, Asia Pacific at KKR Asia Limited and a partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee and the KKR Asian Portfolio Management Committee. Ming has played a significant role in private equity investments across Asia Pacific and, since 2018, has played a leadership role in KKR's Asia growth and expansion, including serving as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee. Ming previously worked for CITIC, China's largest direct investment firm, before moving to Kraft Foods International Inc. He was President of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across several countries throughout Asia.

Ming has also held directorships at Ma San Consumer Corporation, Unisteel Technology International Limited, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd. He was a Non-executive Director of Jones Lang LaSalle Inc from 2009 to 2021.

Ming holds a Master's degree in Business Administration from the University of Leuven and a Bachelor's degree in Arts (Economics) from the Wuhan University of Hydroelectrical Engineering.

Relevant skills and experience for Prudential
- More than 30 years of experience investing in and developing businesses throughout the Asia Pacific region.
- Brings deep knowledge and up-to-date insights on China and other key markets.

Listed company directorships
- Jardine Matheson Holdings Limited (Non-executive Director)

Other key appointments
- KKR Asia Ltd (Senior Advisory Partner)

5 Prudential plc Notice of Annual General Meeting 2025

Resolution 9. To re-elect George Sartorel as a Director of the Company.



George Sartorel (Age: 67)

Independent Non-executive Director

S N Re Ri

Appointed to the Board: January 2022

From 2014 to 2019 George was the regional Chief Executive Officer of Allianz's Asia Pacific business, having previously held a range of senior roles within the company, including Chief Executive of both Allianz Italy and Allianz Turkey, Global Head of Change Programmes for Allianz Group, and General Manager of Allianz Malaysia and Allianz Australia and New Zealand. George also sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019. George's career began at Manufacturers Mutual Insurance in Australia in 1973, before its acquisition by Allianz in 1998.

George holds a Master's degree in International Business Studies from Heriot-Watt University.

Relevant skills and experience for Prudential

- Considerable operational expertise in the insurance industry gained over a 40-year career, including experience of digital transformation.
- A range of senior leadership roles, including as regional Chief Executive Officer of Allianz AG's Asia Pacific business and several country-head positions prior to that.

Listed company directorships

- Insurance Australia Group Limited (Non-executive Director)

Resolution 10. To re-elect Mark Saunders as a Director of the Company.



Mark Saunders (Age: 61)

Independent Non-executive Director

A Ri

Appointed to the Board: April 2024

Prior to retirement, Mark was the Group Chief Strategy and Corporate Development Officer and a member of the executive committee of AIA Group Ltd. Mark started his actuarial career in 1988 at UK headquartered insurance business Clerical Medical Investment Group, relocating to Hong Kong in 1994 becoming CEO/Controller of the business and living there ever since. He joined Tillinghast (now Willis Towers Watson) in 1997 and during his 16-year tenure he led the Asia Pacific insurance practice, establishing a leadership position in insurance consulting with particular expertise in actuarial appraisal value assessments and enhancements of insurers across 20 markets in Asia Pacific, providing expert opinions, and leading Towers Watson's Hong Kong business.

Mark is a Fellow of the Faculty of Actuaries of the UK, a Chartered Actuary, and a Fellow and the Vice President of the Actuarial Society of Hong Kong. He holds an honours degree in Mathematics from the University of Manchester.

Relevant skills and experience for Prudential

- Extensive knowledge of, and leadership positions within, the insurance industry and Asia markets having been employed in the industry for 35 years.
- Extensive commercial insight gained as a senior executive of AIA and significant actuarial and industry experience.

Other key appointments

- Blackstone Inc (Senior Adviser)
- Actuarial Society of Hong Kong (Vice President)

6 Prudential plc Notice of Annual General Meeting 2025

Resolution 11. To re-elect Claudia Suessmuth Dyckerhoff as a Director of the Company.



Claudia Suessmuth Dyckerhoff (Age: 58)

Independent Non-executive Director

Ri S

Appointed to the Board: January 2023

Claudia joined the global consultancy firm McKinsey & Partners in 1995 and worked in several senior roles. She was responsible for helping to build the firm's healthcare services and systems sector in Asia Pacific, including working with the Chinese Ministry of Health to help develop their views on China's national healthcare systems. From March 2021 until October 2023, Claudia was also a Non-executive Director of Huma Therapeutics Ltd, a global health technology company.

Claudia holds a PhD in Business Administration from the University of St. Gallen in Switzerland and a Master's degree in Business Administration from CEMS/ESADE in Barcelona.

Relevant skills and experience for Prudential

- Considerable experience in the healthcare services and technology sectors across China and the broader Asia-Pacific region. Her board experience has helped her develop valuable insights around the implementation of transformation through technology, digital and data.
- Knowledge of Asian markets, particularly China, having been based in Shanghai for nearly 15 years and Hong Kong for a further two years.

Listed company directorships

- Ramsay Health Care Ltd (Non-executive Director)
- Clariant AG (Non-executive Director)
- Roche Holding AG (Non-executive Director)

Key appointments

- QuEST Global Services Private Ltd (Non-executive Director)

Resolution 12. To re-elect Jeanette Wong as a Director of the Company.



Jeanette Wong (Age: 65)

Independent Non-executive Director

A Ri S

Appointed to the Board: May 2021

From 2008 to 2019, Jeanette led DBS Group's institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, she was the DBS Group's Chief Financial Officer from 2003 to 2008, having previously been Chief Administrative Officer. As part of her role at DBS Group, Jeanette held Non-executive Director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then J.P. Morgan in Singapore, where she held senior pan-Asian roles. She has previously served as a Non-executive Director of Fullerton Fund Management Ltd and Neptune Orient Lines Limited.

Jeanette is a member of the UBS Board, where she has served as a member of the audit committee since 2019. Jeanette also serves as a member of the audit committee on the Singapore Airlines board, and chair of the audit committee at PSA International.

Jeanette holds a Master's degree in Business Administration from the University of Chicago and a Bachelor's degree in Business Administration from the National University of Singapore.

Relevant skills and experience for Prudential

- Over 35 years of operational experience in financial services.
- Extensive knowledge and experience of ASEAN markets as well as significant boardroom experience gained from a number of non-executive roles.

Listed company directorships

- UBS Group AG, including its subsidiary, UBS AG (Non-executive Director and audit committee member)
- Singapore Airlines Limited (Non-executive Director)

Other key appointments

- Council of CareShield Life (Chair)
- GIC Pte Ltd (Non-executive Director)
- PSA International Pte Ltd (Non-executive Director)
- Singapore Securities Industry Council (Member)
- National University of Singapore (Board of Trustees)

7 Prudential plc Notice of Annual General Meeting 2025

Resolution 13. To re-elect Amy Yip as a Director of the Company.



Amy Yip (Age: 73)
Independent Non-executive Director

A

Appointed to the Board:
September 2019

Amy was formerly a Non-executive Director of Deutsche Börse AG, Temenos Group AG, Fidelity Funds, and Vita Green (Hong Kong) and an executive director of Reserves Management at the Hong Kong Monetary Authority.

From 2006 to 2010, Amy was Chief Executive Officer of DBS Bank (Hong Kong) Limited, where she was also head of its wealth management group and Chair of DBS asset management. From 1996 to 2006, Amy held various senior positions at the Hong Kong Monetary Authority. Amy began her career at the Morgan Guaranty Trust Company of New York, going on to hold senior appointments at Rothschild Asset Management and Citibank Private Bank.

Amy has a Master's degree in Business Administration from Harvard Business School and a Bachelor's degree in Arts (History) from Brown University.

Relevant skills and experience for Prudential
- Extensive skills and experience in asset management, banking, insurance, and regulation following a career spanning more than 40-years.
- Substantial experience of China and South-east Asian markets having occupied roles across these regions for much of her career.

Listed company directorships
- EFG International AG (including its subsidiary, EFG Bank AG) (Non-executive Director)
- TP ICAP Group plc (Non-executive Director)

Key appointments
- AIG Insurance Hong Kong Limited (Non-executive Director)

8 Prudential plc Notice of Annual General Meeting 2025

Reappointment of auditor

Resolution 14.

To re-appoint Ernst & Young LLP ('EY') as the Company's auditor until the conclusion of the next general meeting at which the Company's accounts are laid.

Explanatory note

Following the recommendation of the Company's Audit Committee and Board, shareholders will be asked to approve the appointment of EY as the Company's auditor, to hold office until the conclusion of the Company's 2026 Annual General Meeting.

Remuneration of auditor

Resolution 15.

To authorise the Company's Audit Committee, on behalf of the Board, to determine the amount of the auditor's remuneration.

Explanatory note

Shareholders will be asked to grant authority to the Company's Audit Committee to determine the remuneration of EY.

Political donations

Resolution 16.

That the Company, and all companies that are its subsidiaries at any time during the period for which this resolution is effective, be and are hereby generally and unconditionally authorised for the purposes of Sections 366 and 367 of the Companies Act 2006 (the '2006 Act'), in aggregate, to:

(i) make political donations to political parties and/or independent election candidates not exceeding £50,000 in total;

(ii) make political donations to political organisations other than political parties not exceeding £50,000 in total; and

(iii) incur political expenditure not exceeding £50,000 in total,

(as such terms are defined in Sections 363 to 365 of the 2006 Act) provided that the aggregate of such donations and expenditure shall not exceed £50,000 during the period beginning with the date of passing this resolution and expiring at the earlier of 30 June 2026 and the conclusion of the Annual General Meeting of the Company to be held in 2026, unless such authority has been previously renewed, revoked or varied by the Company at a general meeting. The Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations other than political parties and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired.

Explanatory notes

The 2006 Act restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders' consent.

Prudential has a clear policy not to make political donations (no political donations were made in the year ended 31 December 2024).

However, although the Company intends to continue to adhere to its policy of not making donations to political parties or to independent election candidates (and will not do so without the specific endorsement of its shareholders) the broad definitions used in the 2006 Act make it possible for normal business activities of the Company, which might not be thought of as political expenditure or donations to political organisations in the usual sense, to be caught. The Company does not believe there is a material risk of it inadvertently making such donations.

In accordance with established best practice, it is the Company's intention to seek renewal of this resolution on an annual basis.

Renewal of authority to allot ordinary shares

Resolution 17.

That the Directors be and are hereby authorised, generally and unconditionally, pursuant to Section 551 of the 2006 Act, to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company for a period expiring at the earlier of 30 June 2026 and the conclusion of the Annual General Meeting of the Company to be held in 2026 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after such expiry, and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the said authority had not expired) and for a maximum aggregate nominal amount of:

A. £26,266,870 (such amount to be reduced by any allotments or grants made under paragraph (B) or (C) of this resolution 17 so that in total no more than £43,734,338 can be allotted under paragraphs (A) and (B) of this resolution 17, and no more than £87,468,677 can be allotted under paragraphs (A), (B) and (C));

B. £43,734,338 (such amount to be reduced by any allotments or grants made under paragraph (A) or (C) of this resolution 17 so that in total no more than £43,734,338 can be allotted under paragraphs (A) and (B) of this resolution 17, and no more than £87,468,677 can be allotted under paragraphs (A), (B) and (C)) in connection with an offer or invitation:

i. to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

ii. to holders of other equity securities (as defined in Section 560(1) of the 2006 Act) as required by the rights of those equity securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter;

C. £87,468,677 (such amount to be reduced by any allotments or grants made under paragraph (A) or (B) of this resolution 17 so that in total no more than £87,468,677 can be allotted under paragraphs (A), (B) and (C) of this resolution 17) in connection with a rights issue:

i. to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

9 Prudential plc Notice of Annual General Meeting 2025

ii. to holders of other equity securities (as defined in Section 560(1) of the 2006 Act) as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; andD. the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting. References in this resolution to an allotment shall include a sale of ordinary shares held by the Company as treasury shares. Explanatory notesAt last year’s Annual General Meeting, shareholders renewed a resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company (referred to collectively as Allotments). That authority will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority and to extend the authority to make Allotments in connection with rights issues as further described below.The Company has no present plans to undertake a rights issue or to issue new shares (or grant options over such new shares) other than in connection with its employee and agent share plans. The Company may also issue new shares pursuant to any scrip dividend alternative offered by the Directors in respect of any dividend. This authority will give the Directors the flexibility permitted by the HKLR and corporate governance guidelines to issue shares where they believe it is for the benefit of shareholders to do so. This authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2026 and the conclusion of the Company’s 2026 Annual General Meeting.This resolution needs to comply with the requirements of the HKLR as a result of the Company’s listing on the Hong Kong Stock Exchange (‘HKSE’). As a consequence, paragraphs (A), (B) and (C) of resolution 17 relate to different tranches of the Company’s issued ordinary share capital which, when taken together, cover an aggregate nominal amount equal to Ł87,468,677 representing approximately 1,749,373,550 ordinary shares. This amount is approximately 66.6 per cent of the total issued ordinary share capital of the Company as at 18 March 2025, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued by the Investment Association.To protect shareholders’ interests and minimise any dilutive effects arising from the non-pre-emptive issue of shares, the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 17, will cover an aggregate nominal amount equal to Ł87,468,677 representing approximately 1,749,373,550 ordinary shares (the ‘Allotment Limit’). The Allotment Limit is equal to approximately 66.6 per cent of the total issued ordinary share capital of the Company as at 18 March 2025, the latest practicable date prior to publication of this Notice.Paragraph (A) of resolution 17 authorises the Directors to make Allotments of an aggregate nominal amount equal to Ł26,266,870 (representing approximately 525,337,402 ordinary shares in the Company). This amount, which is the maximum proportion of share capital Directors may allot without pre-emption under the HKLR, represents approximately 20 per cent of the total issued ordinary share capital (excluding treasury shares) as at 18 March 2025. This authority will be reduced by the amount of any allotments or grants made under paragraphs (B) and (C) of resolution 17, to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) does not exceed one-third of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 17 does not exceed the Allotment Limit.Paragraph (B) of resolution 17 authorises the Directors to make Allotments of an aggregate nominal amount equal to Ł43,734,338 (representing approximately 874,686,775 ordinary shares in the Company) in connection with offers to ordinary shareholders or holders of other equity securities. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 17 by approximately 13 percentage points, which is in line with guidance issued by the Investment Association.This authority will be reduced by the amount of any allotments or grants made under paragraphs (A) and (C) of resolution 17 to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 17 does not exceed one-third of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 17 does not exceed the Allotment Limit. The HKLR does not permit the Directors to allot, on a non-pre- emptive basis, shares or rights to shares that would represent more than 20 per cent of the total issued ordinary share capital (excluding treasury shares) as at the date on which the resolution granting them a general authority to allot is passed. Accordingly, paragraph (A) of resolution 17 restricts the authority of the Directors to the 20 per cent threshold.Paragraph (C) of resolution 17 authorises the Directors to make Allotments of an aggregate nominal amount equal to Ł87,468,677 (representing approximately 1,749,373,550 ordinary shares in the Company) in connection with only a rights issue to ordinary shareholders or holders of other equity securities. This authority will be reduced by the amount of any allotments or grants made under paragraphs (A) and (B) of resolution 17 to ensure that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 17 does not exceed the Allotment Limit. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 17 by approximately 46 percentage points, which is in line with guidance issued by the Investment Association.The Directors are aware of the latest Investment Association Share Capital Management Guidelines published in February 2023, which update the previous guidance to incorporate all fully pre-emptive offers, not just fully pre-emptive rights issues, in respect of the authority to allot a further (one-third) of the total issued ordinary share capital of the Company. The Directors have decided that they will limit Paragraph (C) of the allotment authority to rights issues this year, which reflects the terms of a waiver to Rule 7.19A(1) of the HKLR granted by the HKSE (as further described below in this Explanatory Note). The Directors consider the current limitation to rights issues provides sufficient flexibility to the Company for present purposes.Under Rule 7.19A(1) of the HKLR, if a proposed rights issue would increase either the number of issued shares or the market capitalisation of the Company by more than 50 per cent (on its own or when aggregated with any other rights issues or open offers announced within the previous 12 months or prior to such 12-month period where dealing in respect of the shares issued pursuant thereto commenced within such 12-month period), then the issue must be made conditional on approval by minority shareholders in a general meeting by a resolution on which the directors (excluding independent non-executive directors) and their associates must abstain from voting.However, the HKSE has granted a waiver to the Company on 4 May 2010 from strict compliance with the above requirements in order to place the Company on an equal footing with other UK listed companies. The waiver has been granted on the basis that:

A. the directors (excluding independent Non-executive Directors) and their associates would abstain from voting on the relevant resolution in their capacity as shareholders at the Meeting; and

B. if the Company were to do a further rights issue, the Company would not need to obtain further minority shareholder approval under Rule 7.19A(1) of the HKLR provided that:

   i. the market capitalisation of the Company will not increase by more than 50 per cent as a result of the proposed rights issue; and

   ii. the votes of any new Directors appointed to the Board since the Meeting would not have made a difference to the outcome of the relevant resolution at the relevant Meeting if they had been shareholders at the time and they had in fact abstained from voting.

Paragraph (D) of resolution 17 seeks authority from shareholders under the HKLR for the Directors to make Allotments pursuant to the Company's share schemes or those of its subsidiary undertakings. The Directors intend to use the authorities sought under paragraph (C) of resolution 17 following the exercise of options and awards under the Company's share schemes adopted prior to or on the date of the Meeting.

Extension of authority to allot ordinary shares to include repurchased shares

Resolution 18.

That the authority granted to the Directors to allot shares (including selling ordinary shares held by the Company as treasury shares) and to grant rights to subscribe for or to convert any security into shares up to a total nominal value of £26,266,870 pursuant to paragraph (A) of resolution 17 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to resolution 21 set out below, to the extent that such extension would not result in the authority to allot shares (and to sell treasury shares) or grant rights to subscribe for or convert securities into shares pursuant to resolution 17 exceeding £87,468,677.

Explanatory notes

As permitted by the HKLR, resolution 18 seeks to extend the Directors' authority to allot shares (and to sell treasury shares) and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 17 to include any shares repurchased by the Company under the authority to be sought by resolution 21.

Renewal of authority for disapplication of pre-emption rights

Resolution 19.

That if resolutions 17 and/or 18 are passed the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 17 and/or 18 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2026 and the conclusion of the Annual General Meeting of the Company to be held in 2026 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired), such authority to be limited:

A. to the allotment of equity securities and sale of treasury shares in connection with an offer of, or an invitation to apply for, equity securities in accordance with paragraphs (B) and (C) of resolution 17 above; and

B. otherwise than under paragraph (A) above, in the case of any allotment of equity securities and sale of treasury shares the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to this authority under the authority conferred on the Directors by paragraph (A) of resolution 17 and/or 18 and/or a sale of ordinary shares held by the Company as treasury shares for cash is £6,566,717.

Explanatory notes

At last year's Annual General Meeting, shareholders passed a special resolution giving the Directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. That power will expire at the conclusion of this year's Meeting. Accordingly, the Notice includes a special resolution to renew this authority. This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 18 March 2025 the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6,566,717 representing approximately 131,334,350 ordinary shares in the Company, which is approximately 5 per cent of the total issued ordinary share capital of the Company as at 18 March 2025. As regards rights issues and other pre-emptive issues, the Directors believe the mechanics and delay of the procedure under Section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances.

Annual renewal of this authority is sought in line with the Statement of Principles on Disapplying Pre-Emption Rights published by the Pre-Emption Group in 2022 (the 'Statement of Principles 2022'). In respect of the authorities sought under resolutions 19 and 20, the Directors acknowledge the provisions of the Statement of Principles 2022 and the revised guidelines on share capital management issued by UK's Investment Association which include an increase in the dis-application of pre-emption rights limits. However, at this time, the Directors consider it appropriate to retain the previous limits of 5 per cent of the total issued ordinary share capital of the Company in resolutions 19 and 20 and have not adopted the increased limits of 10 per cent set out in the Statement of Principles 2022, nor do the resolutions specifically provide for follow-on offers. The Directors will keep emerging market practice under review but consider that the limits of 5 per cent provide sufficient flexibility to the Company for present purposes. While there are no current plans to make use of the authority granted in resolutions 19 and 20, if the powers are used in relation to a non-pre-emptive offer, the Directors confirm their intention to follow the shareholder protections in paragraph 1 of Part 2B of the Statement of Principles 2022. While the resolutions do not specifically provide for follow-on offers, where relevant, the Directors confirm their intention to follow the expected features of a follow-on offer as set out in paragraph 3 of Part 2B of the Statement of Principles 2022. This renewed authority complies with UK institutional

11 Prudential plc Notice of Annual General Meeting 2025

investment guidelines and will expire at the earlier of 30 June 2026 and the conclusion of the Company's 2026 Annual General Meeting. Additional authority for disapplication of pre-emption rights for purposes of acquisitions or specified capital investments Resolution 20.That if resolutions 17 and 18 are passed the Directors be and are hereby authorised in addition to any authority granted under resolution 18 to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 17 and/or 18 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2026 and the conclusion of the Annual General Meeting of the Company to be held in 2026 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired), such authority to be:A. limited to the allotment of equity securities and sale of treasury shares up to a nominal amount of Ł6,566,717; andB. used only for the purposes of financing (or refinancing, if the authority is to be used within 12 months after the original transaction) a transaction which the Board determines to be either an acquisition or a specified capital investment of a kind contemplated by the Statement of Principles 2022.Explanatory notes In line with the guidance in the Statement of Principles 2022, resolution 20 requests shareholder approval, by way of a separate special resolution, for the Directors to allot equity securities or sell treasury shares for cash in connection with acquisitions or capital investments without first being required to offer such securities to existing shareholders in proportion to their existing holdings, in addition to the general authority to disapply pre-emption rights sought under resolution 19. In accordance with the Statement of Principles 2022, the Directors confirm that this authority will only be used in connection with an acquisition or specified capital investment that is announced contemporaneously with the issue, or that has taken place in the preceding 12-month period and is disclosed in the announcement of the issue. This authority only extends to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 18 March 2025 the Company held no treasury shares.The authority is sought for a maximum nominal value of Ł6,566,717 representing approximately 131,334,350 ordinary shares in the Company, which is approximately 5 per cent of the issued ordinary share capital of the Company as at 18 March 2025, the latest practicable date prior to publication of this Notice.While the Directors have no present intention of exercising this specific authority to disapply pre-emption rights, the Directors consider that the authority sought at this year’s Meeting will benefit the Company and its shareholders generally since there may be occasions in the future when the Directors need the flexibility to finance acquisitions or capital investments by issuing shares for cash without a pre-emptive offer to existing shareholders.Renewal of authority for purchase of own shares Resolution 21. That the Company be and is hereby generally and unconditionally authorised, in accordance with Section 701 of the 2006 Act, to make one or more market purchases (within the meaning of Section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company, provided that:A. Such authority be limited:i. to a maximum aggregate number of 262,668,701 ordinary shares;ii. by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of:a. an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; andb. the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out,in each case exclusive of expenses;B. Such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2026 and the conclusion of the Annual General Meeting of the Company to be held in 2026, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; andC. All ordinary shares purchased pursuant to said authority shall be either:i. cancelled immediately upon completion of the purchase; orii. held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act.Explanatory notesThe Directors consider that there are circumstances in which it is desirable for the Company to purchase its own shares in the market. The Directors believe that it is an important part of the financial management of the Company to have the flexibility to repurchase issued shares in order to manage its capital base. The Company only seeks to purchase shares where the Directors believe this would be in the best interests of shareholders generally, which may include, for example, to return capital to shareholders, or to manage share dilution from the vesting of awards under its employee and agent share plans or the take-up of any scrip dividend option. The authority will only be used after careful consideration, taking into account market conditions prevailing at the time, other investment and financing opportunities and the overall financial position of the Company, as well as other relevant factors and circumstances at that time, for example the effect on earnings per share. No purchases of shares would be conducted on the HKSE.Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of Ł13,133,435, representing 262,668,701 ordinary shares which is approximately 10 per cent of the Company’s issued share capital (excluding treasury shares) as at 18 March 2025, at prices not lower than five pence per ordinary share and not exceeding the highest of (i) 105 per cent of the average middle-market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.Resolution 21 renews the authority for the Company to purchase its own shares granted by shareholders at last year’s Annual General Meeting. On 23 June 2024, the Company announced the launch of a share buyback programme to return USD 2 billion to shareholders (the ‘2024/25 Buyback Programme’). On 15 November 2024, the Company announced the completion of the first tranche of the 2024/25 Buyback Programme with the repurchase of 81,403,648 ordinary shares for c. USD 700 million. On 5 December 2024, the Company announced the commencement of the second tranche of the 2024/25 Buyback Programme for c. USD 800 million, which is currently ongoing. Any additional tranches of the 2024/25 Buyback Programme commencing between the date of the Meeting and the 2026 Annual General Meeting will be conducted in accordance with any authority granted pursuant to this resolution 21.The Company may retain any shares it purchases as treasury shares with a view to possible reissue at a future date or may cancel the shares. If the Company were to purchase any of its own ordinary shares, it would consider holding them as treasury shares pursuant to the authority conferred by this resolution. This would enable the Company to reissue such shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. This authority will expire at the earlier of 30 June 2026 and the conclusion of the Company’s 2026 Annual General Meeting.The Company has options and awards outstanding over 3,182,842 ordinary shares, representing approximately 0.12 per cent of the Company’s ordinary issued share capital as at 18 March 2025 (the latest practicable date prior to the publication of this Notice). If the existing authority given at the 2024 Annual General Meeting and the authority sought by this resolution 21 were to be fully used these outstanding options and awards would represent 0.15 per cent of the Company’s ordinary issued share capital at that date. Resolution 22.That a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice. Explanatory notes Under the 2006 Act, the notice period required for general meetings of the Company is 21 clear days unless shareholders approve a shorter notice period (which cannot however be less than 14 clear days). Annual General Meetings are still required to be held on at least 21 ‘clear days’ notice. Approval for a shorter notice period was sought and received from shareholders at the last Annual General Meeting and to preserve this ability, this resolution 22 seeks renewal of the approval for a notice period of 14 days to apply to general meetings. The shorter notice period will not be used as a matter of routine, but only where flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If used, an electronic voting facility will be provided.Annual General Meetings will continue to be held on at least 21 clear days’ notice.The approval will be effective until the earlier of 30 June 2026 or the conclusion of the Company’s 2026 Annual General Meeting when it is intended that a similar resolution will be proposed.By order of the Board of DirectorsTom Clarkson Company Secretary 9 April 2025

Additional information

Board of Directors

As at the date of this document, the Board of Directors of the Company comprises:

Chair
Shriti Vadera

Executive Director
Anil Wadhwani, Chief Executive Officer

Independent Non-executive Directors

Jeremy David Bruce Anderson CBE, Arijit Basu, Chua Sock Koong, Ming Lu, George David Sartorel, Mark Vincent Thomas Saunders FIA, FASHK, Claudia Ricarda Rita Suessmuth Dyckerhoff, Jeanette Kai Yuan Wong and Yok Tak Amy Yip.

Save as disclosed above, none of the Directors standing for re-election has any relationship with any other Director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these Directors complies with the disclosure requirements as set out in the HKLR. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (v) of the HKLR.

Directors' remuneration

As at the date of this Notice, Non-executive Directors (excluding the Chair) are paid a base fee of US$ 125,000 per annum, with additional fees for membership or chairing of a Board Committee as set out in the table below. Shriti Vadera is the Chair of the Company. She receives an annual fee of US$ 966,000, which includes her committee duties. Jeremy Anderson is the Senior Independent Director of the Company and he receives an annual fee of US$ 61,000, in addition to his Board and Committee fees.

Role	Annual fee US$
Audit Committee	39,000 (member) 92,000 (Chair)
Risk Committee	39,000 (member) 92,000 (Chair)
Remuneration Committee	39,000 (member) 80,000 (Chair)
Nomination & Governance Committee	19,000 (member) – (Chair)
Sustainability Committee	30,000 (member) 60,000 (Chair)

Salary levels for the Executive Director are reviewed annually by the Remuneration Committee taking account of the pay budgets for the wider workforce and external market reference points to provide context. The current basic salary of Anil Wadhwani is HK$12,281,000. In addition, Anil Wadhwani is eligible to receive a discretionary annual bonus and long-term incentive awards as described more fully in the Directors' Remuneration Report in the 2024 Annual Report.

Directors' interests in shares, options and awards

	Total beneficial interest (number of shares)	Interests in ordinary shares under option	Option exercise price (HK$)	Option exercise periods
Shriti Vadera	117,500	–	–	–
Anil Wadhwani	329,573	235,294	0.48	Each tranche of the award can be exercised within 30 days of vesting
Jeremy Anderson	19,157	–	–	–
Arijit Basu	9,691			
Chua Sock Koong	15,000	–	–	–
Ming Lu	12,600	–	–	–
George Sartorel	13,000	–	–	–
Mark Saunders	13,750	–	–	–
Claudia Suessmuth Dyckerhoff	4,800	–	–	–
Jeanette Wong	14,600	–	–	–
Amy Yip	14,013	–	–	–

Notes

The Directors' beneficial interests in shares are shown as at 18 March 2025, being the latest practicable date prior to the publication of this Notice.

None of the Directors standing for re-election has an interest in the Company's loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

14 Prudential plc Notice of Annual General Meeting 2025

Notes to Notice of Meeting Appointing a proxy1. Members are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.2. Members’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:i. Completing and returning the enclosed Form of Proxy;ii. For members on the UK register, if you would like to submit your Form of Proxy electronically, you may do so by going to www.investorcentre.co.uk/eproxy. You will need your Control Number, SRN and PIN which can be found on your Form of Proxy.iii. If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the registrar. Please go to www.proxymity.io for further information regarding Proxymity. Your proxy must be lodged by 9.30am London time on 12 May 2025 to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy; oriv. If you are a member of CREST, by using the CREST electronic appointment service. IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 4.30pm Hong Kong time (9.30am London time) on 12 May 2025. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 2 May 2025 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited (‘Computershare Hong Kong’), the Hong Kong branch share registrar, by the deadline above.3. If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the 2024 Annual Report, please contact Computershare in the UK on +44 (0)370 707 1507 or Computershare Hong Kong on +852 2862 8555. Lines at Computershare UK are open from 8.30am to 5.30pm London time Monday to Friday, excluding bank holidays in England and Wales. Lines at Computershare Hong Kong are open from 9.00am to 6.00pm (Hong Kong time) Monday to Friday, excluding public holidays in Hong Kong.4. To be valid, a Form of Proxy, or other instrument appointing a proxy, must be received by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY no later than 9.30am London time on 12 May 2025 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4.30pm Hong Kong on 12 May 2025. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 2 May 2025 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch registrar, by the deadline above.5. The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraphs 8-11 below) will not prevent a shareholder attending the Meeting and voting in person, or via the Lumi platform, if they wish to do so.6. Any person to whom this Notice is sent who is a person nominated under Section 146 of the 2006 Act to enjoy information rights (a nominated person) may, under an agreement between him/her and the shareholder by whom he/ she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.7. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company. If you hold your shares via a bank or broker, please contact your bank or broker directly for information on how to vote.8. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.9. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear. com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 3RA50) by 9.30am London time on 12 May 2025. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.10. CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.11. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.12. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior). Appointing corporate representatives13. Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. Entitlement to attend, vote and ask questions at the Meeting14. To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company’s main UK share register or Hong Kong branch register as at 6.30pm London time on 12 May 2025 (4.30pm Hong Kong time on 12 May 2025) (or, in the event of any adjournment, 6.30pm London time, two business days prior to the adjourned meeting). Any person holding an interest in shares through CDP must be registered on CDP’s register as at 5.00pm Singapore time on 2 May 2025 (or in the event of an adjournment 5.00pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company’s share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.15. Any member or their proxy attending the Meeting has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting save that no such answer need be given if:i. to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information;ii. the answer has already been given on a website in the form of an answer to a question; oriii. it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.16. The Company will continue its practice of calling a poll on all resolutions at the Meeting. The voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be published on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld. This practice ensures all votes cast either at the Meeting or through proxies are included in the result.17. Members or their proxies/corporate representatives wishing to attend the Meeting in person will be asked for photo ID on arrival. Security18. We do not permit behaviour that may interfere with anyone’s security, comfort, safety or the good order of the Meeting and any such behaviour will be dealt with appropriately by the Chair of the AGM. Anyone who does not comply may be removed from the meeting. To ensure the safety of all shareholders and attendees, security checks may be carried out on entry to the venue of the Meeting. The use of cameras and recording equipment are not permitted during the Meeting. Mobile phones and other electronic communication devices should be switched to silent mode.Extreme weather conditions19. Shareholders should decide themselves whether they will attend the physical meeting in bad weather conditions bearing in mind their personal circumstances. We recommend all shareholders familiarise themselves with the procedures for joining the Meeting electronically (set out on pages 18 and 19 of this document), in case the Meeting is held during bad weather conditions.In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the HKSAR Government is in force in Hong Kong at or at any time after 12.00 noon (Hong Kong time) on the date of the Meeting, the meeting may be adjourned or the time and / or place of the Meeting may be changed. If the Company chooses to adjourn or change the time and / or place of the Meeting, it will publish an announcement on its website at www.prudentialplc.com and the HKEX news website at www.hkexnews.hk to notify the shareholders of the date, time and place of the adjourned or postponed Meeting.If you wish to appoint a proxy other than the Chair and your proxy would like to attend the Meeting electronically, please contact the registrar to make the necessary arrangements in advance of the Meeting. The deadline for registration is 3.30 pm Hong Kong time (8.30am London time) on 14 May 2025. Corporate representatives also need to pre-register to attend the Meeting electronically. Issued share capital20. As at18 March 2025 (being the latest practicable day prior to the publication of this Notice) the Company’s issued share capital consists of 2,626,687,013 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 18 March 2025 were 2,626,687,013 votes.The Company does not hold any shares in treasury. Miscellaneous21. Under Section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:i. the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Meeting; orii. any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the 2006 Act.The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under Section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under Section 527 of the 2006 Act to publish on a website.22. A copy of this Notice and other information required by Section 311A of the 2006 Act, may be found at www.prudentialplc.com/ investors/shareholder-information/agm/202523. Members have the right to request information to enable them to determine that their vote was validly recorded and counted. If you wish to receive this information please contact our registrar, Computershare, on +44 (0)370 707 1507. Lines are open from 8.30am to 5.30pm London time Monday to Friday, excluding bank holidays in England and Wales. Alternatively you can write to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY.24. You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chair’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated. Privacy25. The Company may process personal data of attendees at the Meeting. This may include webcasts, photos, recording and audio and video links, as well as other forms of personal data which may be made available on our website at www.prudentialplc.com. The Company shall process such personal data in accordance with its privacy policy, which can be found at www.prudentialplc.com/~/ media/Files/P/Prudential-V13/notices/privacy-notice-prudential-share-holders.pdf

Joining the Prudential plc 2025 Annual General Meeting remotelyPrudential plc will be enabling shareholders to attend and participate in the 2025 Annual General Meeting electronically, should they wish to do so. Accessing the Annual General Meeting website The Lumi platform can be accessed online using the most recent version of Chrome, Firefox or Safari on a PC, laptop or internet- enabled device such as a tablet or smartphone. If you wish to access the Annual General Meeting using this method, please go to https://meetings.lumiconnect.com/800-245-323-225 on the day.An active internet connection is always required in order to allow you to cast your vote when the poll opens, submit questions and listen to the audiocast. It is the user’s responsibility to ensure you remain connected for the duration of the Meeting. Logging in On accessing the Lumi Platform, you may be asked to enter a Meeting ID which is 800-245-323-225. You will then be prompted to enter your unique Shareholder Reference Number (SRN), which is printed on your Form of Proxy or voting information card. You will also be asked to enter a PIN this is printed on your Form of Proxy. Access to the Meeting via the website will be available from 3.30pm Hong Kong time (8.30am London time) on 14 May 2025; however, please note that the voting facility will not be enabled until the Chair formally declares the poll open. BroadcastThe Meeting will be broadcast live. Once logged in, and at the commencement of the Meeting, you will be able to listen to the proceedings of the Meeting on your device, as well as view and vote on the resolutions to be put forward to the Meeting, once the poll is open (see ‘Voting’ for further details). VotingOnce the Chair has formally opened the Meeting, she will explain the voting procedure. Voting will be enabled on all resolutions at the start of the formal Meeting on the Chair’s instruction. This means shareholders may, at any time while the poll is open, vote electronically on any or all the resolutions in the Notice of Meeting. Resolutions will not be put forward separately.Once the resolutions have been proposed, the list of resolutions will appear, along with the voting options available. Select the option that corresponds with how you wish to vote, ‘FOR’, ‘AGAINST’ or ‘WITHHELD’. Once you have selected your choice, the option will change colour and a confirmation message will appear to indicate your vote has been cast and received there is no submit button. If you make a mistake or wish to change your vote, simply select the correct choice. If you wish to cancel your vote, select the ‘cancel’ button. You will be able to do this at any time while the poll remains open and before the Chair announces its closure at the end of the Meeting. Questions Questions on the day can be submitted either as text via the Lumi Messaging function or verbally via the ‘Request to speak’ option. Details of how to access the ‘Request to speak’ button will be provided on the day of the Meeting once you are logged into the Lumi platform.To ask a question via the Lumi Messaging function, select the Messaging icon from within the navigation bar and type your question at the top of the screen. To submit your question, click on the Send button to the right of the text box. Duly appointed proxies and corporate representatives If you appoint a proxy other than the Chair, the proxy will need to obtain the unique username and password to join the meeting via the Lumi platform. Corporate representatives who wish to join via Lumi will also need to obtain those details. Please contact the Company’s registrar Computershare UK before 8.30am (London time) on 14 May 2025 on +44 (0)370 707 1055 or Computershare Hong Kong before 3.30pm (Hong Kong time) on +852 2862 8555. Lines are open 8.30am to 5.30pm (London time) Monday to Friday (excluding public holidays in England and Wales). Lines at Computershare Hong Kong are open from 9.00am to 6.00pm (Hong Kong time) Monday to Friday, excluding public holidays in Hong Kong.

Annual General Meeting website:

https://meetings.lumiconnect.com/800-245-323-225

To log in you must have your SRN and PIN – see 'logging in' section for details.

1

Open the Lumi platform and you may then be prompted to enter the Meeting ID (800-245-323-225). If you attempt to login to the website before 8.30am London time on 14 May 2025, a pop-up dialogue box will appear.


LUMI

2

After accessing the website, you will be prompted to enter your unique SRN and PIN (see 'logging in' section for details).


PRUDENTIAL
Prudential Annual General Meeting 2024

3

When successfully authenticated, you will be taken to the Home screen.


PRUDENTIAL

4

To view the meeting presentation, expand the 'Broadcast Panel', located at the bottom of your device. If viewing through a browser, it will appear automatically. This can be minimised by pressing the same button.


Welcome
LUMI

5

When the Chair declares the poll open, a list of all resolutions and voting choices will appear on your device. Scroll through the list to view all resolutions.



6

For each resolution, press the choice corresponding with the way in which you wish to vote. When selected, a confirmation message will appear.



7

If you change your mind, simply press the correct choice to override your previous selection.

To cancel your vote, press 'Cancel'.

To return to the voting screen while the poll is open, select the voting icon.



8

If you would like to ask a question via the Lumi messaging function, select the messaging icon. Type your message within the chat box at the bottom of the messaging screen.

Click the send button to submit.

Questions can also be submitted verbally via the 'Request to speak' option. Details of how to access the 'Request to speak' button will be provided on the day of the Meeting, once you are logged into the Lumi platform.

19 Prudential plc Notice of Annual General Meeting 2025

Joining the Prudential plc 2025 Annual General Meeting in personThe physical element of the Prudential plc 2025 Annual General Meeting will be held at:AIRSIDE, Level 11 2 Concorde Road Kai Tak Kowloon, Hong Kongat 4.30pm Hong Kong/Singapore time (9.30am London time) on Wednesday, 14 May 2025.You will be requested to present photo ID on arrival.The Notice of Meeting and all other details for the Annual General Meeting are available on our website:www.prudentialplc.com/investors/shareholder-information/agm/2025

Shareholder information

Documents available for inspection

Copies of documents listed below are available for inspection during normal business hours at 1 Angel Court, London, EC2R 7AG, the registered office of the Company, Monday to Friday (UK public holidays excepted) and will be available at the place of the Meeting from 4.15pm Hong Kong/Singapore time on Wednesday14 May 2025 until the conclusion of the Meeting.

The documents available for inspection are:

- the service contract between the Prudential Group and the Executive Director; and
- the letters of appointment and terms and conditions of appointment between the Company and the Non-executive Directors (including the Chair).

If you would like to make arrangements to inspect any of the above documents, please contact secretariat@prudentialplc.com

The above documents will also be displayed at the Company's principal place of business in Hong Kong, 13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Dividend mandates

Shareholders should provide their bank or building society details via www.investorcentre.co.uk (by registering or logging into their Computershare account) in order to receive cash dividends on shares held on the UK register. The cash dividend will be paid directly into shareholders' bank or building society accounts.

Shareholders on the Hong Kong register may provide their bank account details in Hong Kong for receiving dividend payments. Any shareholders who have not provided valid bank details will be issued with a cheque payment posted to the shareholder's registered address.

More information about dividends including dividend mandates may be found at www.prudentialplc.com/en/investors/shareholder-information/dividend/cash-dividend

Dividend currency

The Company announces its dividends in US dollars. Shareholders on the UK register may elect to receive their dividend payment in pound sterling or in US dollars. If no election is made, the shareholder will receive payment in pound sterling.

Shareholders on the Hong Kong register may elect to receive their dividend payment in Hong Kong dollars or US dollars. If no election is made, the shareholder will receive payment in Hong Kong dollars.

Those holding their shares on the UK or Hong Kong registers may elect to receive payment for this and future dividends in US dollars. If a shareholder has previously made an election to receive payment for future dividends in US dollars, they will continue to receive payment in US dollars until the election has been revoked.

Such election or instructions to revoke a previous election must be received by the relevant share registrar on or before 22 April 2025. Elections can be made by contacting the relevant registrar whose contact details, and further information, can be found on Prudential's website: www.prudentialplc.com/investors/shareholder-information/dividend/dividend-currency-election

Cash dividend alternative

Dividend Re-Investment Plan

Prudential offers a Dividend Reinvestment Plan (DRIP) to shareholders on the UK register. Under the DRIP, shares are purchased in the market using the cash dividends that would otherwise have been paid to shareholders. The purchased shares are then distributed to each electing shareholder in proportion to the amount of their cash dividend receivable. The price paid for the shares will only be known after all the shares have been purchased. Further details of the DRIP and the terms and conditions of the service are available at www.computershare.com/uk/individuals/im-a-shareholder/dividend-reinvestment-plan

Scrip dividend

Prudential offers a scrip dividend scheme which involves the issuance of new ordinary shares on the Hong Kong line only. Prudential will make available a share dealing facility to enable shareholders who are not able to hold their shares on the Hong Kong line to participate in the scrip dividend alternative. Further information including mandate forms are available at www.prudentialplc.com/en/investors/shareholder-information/dividend/scrip-dividend.

2024 second interim dividend timetable

The timetable for the 2024 second interim dividend is as follows:

2024 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	27 March 2025	–	27 March 2025
Record date	28 March 2025	28 March 2025	28 March 2025
Payment date	14 May 2025	14 May 2025	On or around 21 May 2025

21 Prudential plc Notice of Annual General Meeting 2025

Special token of appreciation for our shareholders As a token of our appreciation of your support, each shareholder attending the Meeting will receive one small corporate souvenir.If a shareholder is also appointed as proxy/proxies/representative/ representatives of other shareholder(s), or a proxy/representative represents multiple shareholders, the number of souvenirs each of the shareholder, proxy or representative will receive is still limited to one. Electronic communications Shareholders are encouraged to elect to receive corporate communications electronically. Using electronic communication will save on printing and distribution costs, and create environmental benefits. Shareholders located in the UK can elect to receive corporate communications electronically by registering with Computershare UK at www.investorcentre.co.uk.Shareholders who have registered will be sent an email notification when corporate communications are available on the Company’s website and a link will be provided to that information. When registering, shareholders will need their shareholder reference number which can be found on their share certificate or Form of Proxy. Please contact Computershare if you require any assistance or further information.Shareholders located in Hong Kong can elect to receive corporate communications electronically by registering with Computershare Hong Kong. Shareholders who have registered will receive an email notification when corporate communications are available on the Company’s website. Please contact Computershare Hong Kong if you require any assistance or further information.The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (‘CDP’) in Singapore.How to manage shareholdings Information on how to manage shareholdings can be found at www-uk.computershare.com/Investor The pages at this web address provide the following: answers to commonly asked questions regarding shareholder registration; links to downloadable forms and guidance notes; and a choice of contact methods email, phone, or post. Share dealing services Prudential’s UK registrars, Computershare, offer a dealing facility for buying and selling Prudential plc ordinary shares. Details can be found at www.computershare.com/dealing/uk Should you have any questions regarding Computershare’s UK dealing facility, please contact them on +44 (0)370 707 1507 between 8:30am and 5:30pm (London time), Monday to Friday excluding UK bank holidays. You can also register or log into your Investor Centre account at www.investorcentre.co.ukShareGiftShareholders who only have a small number of shares the value of which makes them uneconomic to sell may wish to consider donating them to ShareGift (Registered Charity 1052686). The relevant share transfer form may be downloaded from our website at www.prudentialplc.com/en/investors/shareholder-information/forms Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org UK shareholder enquiries For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company’s registrar: By post Computershare Investor Services PLC The Pavilions Bridgewater Road Bristol, BS13 8AE By telephone Tel +44 (0)370 707 1507Lines are open from 8.30am to 5.30pm (local time), Monday to Friday, excluding bank holidays. Hong Kong shareholder enquiries Shareholders on the Hong Kong register should direct enquiries regarding their accounts to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Telephone: +852 2862 8555. Lines at Computershare Hong Kong are open from 9.00am to 6.00pm (local time), Monday to Friday, excluding public holidays in Hong Kong. American Depositary Receipts (‘ADRs’)The Company’s ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to Citibank, the authorised depository bank, at Citibank Shareholder Services, PO Box 43077, Providence, RI 02940-3077, USA. Telephone: +1 877 248 4237 (toll free within the United States) and +1 781 575 4555 (for international callers). Singapore shareholder enquiries Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries toThe Central DepositoryOperating Hours Monday to Friday 8.30am to 5.00pm (local time) Saturday, Sunday & Public Holidays Closed Email : asksgx@sgx.com Contact Centre : +65 6535 7511.Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.

Prudential public limited company Incorporated and registered in England and Wales with limited liability Registered office1 Angel Court London EC2R 7AGRegistered number 1397169www.prudentialplc.com Principal place of business 13th FloorOne International Finance Centre 1 Harbour View Street Central Hong KongPrudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. The Group is subject to a group-wide supervisory framework which is regulated by the Hong Kong Insurance Authority.Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 April 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary